ANNUAL REPORT
2010

ESTABLISHED 1910



Photo courtesy of Austin Walmsley

Peoples Bancorp, Inc.
and Subsidiaries
The Peoples Bank,
Fleetwood, Athey, Macbeth & McCown, Inc.
Chestertown, Maryland

100 years of "Peoples" Serving People

TABLE OF CONTENTS

BANK SERVICES

BILL PAYING SERVICE
BUSINESS MANAGER
CERTIFICATES OF DEPOSIT
CHECKING ACCOUNTS
CHRISTMAS CLUBS
DEBIT CARDS
DIRECT DEPOSIT PAYROLL
DISCOUNT BROKERAGE SERVICES
DRIVE-IN SERVICE
INDIVIDUAL RETIREMENT ACCOUNTS
INTERNET BANKING
INVEST FINANCIAL CORPORATION
Annuities, Bonds, Life Insurance, Stocks, Mutual Funds
LOANS, ALL TYPES
MONEY MARKET ACCOUNTS
MONEY ORDERS
NIGHT DEPOSIT SERVICES
NOW ACCOUNTS
SAFE DEPOSIT BOXES
SAVINGS ACCOUNTS
SUPER NOW ACCOUNTS
TELEPHONE BANKING
TRAVELERS CHEQUES
24 HOUR AUTOMATED BANKING
U.S. GOVERNMENT SAVINGS BONDS
VISA/MASTER CARD ACCOUNTS

Peoples Bancorp, Inc. and Subsidiaries

Peoples Bancorp, Inc.

Directors

E. Jean Anthony
Chestertown, Maryland

Robert W. Clark, Jr.
Betterton, Maryland

LaMonte E. Cooke
Chestertown, Maryland

Olin S. Davis, Jr. *
Galena, Maryland

Gary B. Fellows
Millington, Maryland

Herman E. Hill, Jr.
Rock Hall, Maryland

Elmer E. Horsey *
Chestertown, Maryland

Patricia Joan O. Horsey
Chestertown, Maryland

P. Patrick McClary
Chestertown, Maryland

Robert A. Moore *
Chestertown, Maryland

E. Roy Owens *
Chestertown, Maryland

Alexander P. Rasin, III
Chestertown, Maryland

Stefan R. Skipp
Arnold, Maryland

Thomas G. Stevenson
Chestertown, Maryland

Elizabeth A. Strong
Chestertown, Maryland

F. Burgess Tucker *
Rock Hall, Maryland

W. Howard Wheatley *
Chestertown, Maryland

William G. Wheatley
Worton, Maryland

* *Retired*

Officers

Alexander P. Rasin, III
Chairman

Thomas G. Stevenson
President & CEO & CFO

R. Scott Bramble
President of FAM&M, Inc.

H. Lawrence Lyons
Executive Vice President
& Chief Operating Officer
& Cashier

Thomas A. Tucker
Executive Vice President

William G. Wheatley
Executive Vice President

Marion P. "Chip" Everett, Jr.
Senior Vice President

Terri L. Garvey
Senior Vice President

Stephanie L. Usilton
Senior Vice President

S. Henrietta Maloney
Vice President

M. Kay McHenry
Vice President

Ina P. Reed
Vice President
& Comptroller

Cecil A. Unruh
Vice President

L. Susan Barnhardt
Assistant Vice President

Harriet P. Creighton
Assistant Vice President

Larry K. Crouch
Assistant Vice President

Tammy L. Dlugoborski
Assistant Vice President

Sheila M. Dwyer
Assistant Vice President

Eva W. Hickman
Assistant Vice President

Heidi L. Manning
Assistant Vice President

Carolyn L. Walls
Assistant Vice President

Katie E. DiSano
Assistant Cashier

Donna H. Edwards
Assistant Cashier

Grace M. Eyler
Assistant Cashier
& Staff Auditor

Mary Ann Landa
Assistant Cashier

S. Amanda Miller
Assistant Cashier

Jennifer J. Teat
Assistant Cashier

Jo Ann T. Wagner
Assistant Cashier

Elizabeth A. Strong
Secretary to the Board

Other Personnel

Bonnie L. Allen
Jody Baker
Kathy Bozarth
Lauren M. Branham
Karen A. Burris
Amanda C. Clark
Brandi C. Clark
Britney M. Cole
Regina K. Crites
Denise F. Crossley
Ashley M. Dare
Sarah A. Darrah
Creg Fleetwood
Ashley D. Foster
Linda S. Fry
Roni Lynn Glenn
Sandra M. Godfrey
Anjanette S. Graves
Elizabeth M. Green
Nancy L. Greenwood
nita T. Hayes
Patricia A. Heinefield
Evetta D. Hopkins
Chelsea Horrocks
Kendall Jacquette
Susan Joyner
Amy Krukiel
Deborah M. Langenfelder
Lori A. Larrimore
Tina P. Lusby
Belinda L. Manning
Nora F. McDairmant
S. Amanda Miller
Shirley M. Nicholson
Debbie Nickerson
Dianna V. Nordhoff
Mary Chandler Obrecht
Tracy A. Piasecki
Barbara J. Richardson
Kadeem R. Rochester
Holden Rogers
Jody M. Ruff
Sheila C. Scannell
Donna J. Schrader
Lois Serio
Dawn I. Smith
Grace F. Smith
Amy L. Steigerwald
Sarah Sutton
Sharon L. Sutton
Carol G. Taylor
Clara B. Taylor
Krista Teat
Noralene H. Thomas
Samantha H. Thompson
Shirley E. Warren
Lori A. Welch
Dan Zottarelli

April 1, 2011

To Our Stockholders:

On behalf of our Board of Directors and the employees of your Company, please find below the highlights of our year ending December 31, 2010. In the pages that follow, you will find a more in-depth discussion and analysis of our results of operations.

2010 was a challenging year for our company. Earnings were a negative $373,535 at year end versus earnings of $1,889,928 at year end 2009 decreasing our return on average assets to (.15) % from .75% for 2009. Return on average stockholders equity dropped to (1.31) % compared to 6.61% in 2009. This reduction in earnings is the result of our addition to the loan loss reserve in December of $2,370,000 directly related to a large commercial customer, although current in their payments, would not be able to continue in business due to their recession related loss of sales. The remarks I quoted in last year's letter from a speech by the Chairman of the FDIC, "the Credit crisis, which began on Wall Street, is now mostly being felt on Main Street. Your customers are feeling the effects of diminished cash flows and lower collateral values...." certainly rang true for our community here on the Shore, having a major impact on our earnings. Currently, the FDIC is in the process of implementing the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act passed last year, whose focus is on banks' preservation of capital. Our regulators, The Federal Reserve Bank, The FDIC, and the Maryland Commission of Financial Regulation, want all banks under their purview to estimate their potential for future loan losses and place earnings into the loan loss reserve accordingly. This was the primary impetus for our lowering of the dividends from 45 cents per share to 22 cents per share in February of this year.

Altogether, we put $4,910,000 in the loan loss reserve during 2010. Throughout the year, we were putting a greater percentage of our earnings into the reserve due to the rising percentage of loan delinquencies, again, related to customers' reduction of incomes, loss of sales, and earnings related to this massive recession. Much of the reserve was used to help these customers by restructuring their loans to help them survive and avoid bankruptcy. Thankfully, by the beginning of 2010, we had accumulated $18,865,399 in undivided profits, earned mostly from loans to our community over the years, and ended the year with undivided profits of $17,088,742 out of total capital of $27,392,164. Despite the loss, we remain a well capitalized bank with a Tier 1 capital ratio of 10.5%, down just .5% from year end 2009, where the minimum to be well capitalized is 5.0%.

Total assets of $245,792,415 declined 3.79% from year end 2009's of $255,467,425, although average deposits increased 8.06% to $189,891,335. Currently, we have accumulated an additional $2,000,000 in deposits since year end as all of our branches continue to attract new depositors, especially in Rock Hall. PNC Bank closed their branch across the street from ours this March and I give all the credit to Harriet Creighton and her crew for PNC's decision to do that.

Our insurance subsidiary, FAM&M led by Scott Bramble, remains a bright spot in our Company. Although their earnings were down 29% to $165,047.00 from 2009's $232,626.00, on a separate entity basis, they had a return on assets of more than 10% and a return on equity of 11.8%. Last month, Scott was given an opportunity by one of FAM&M's primary insurance providers to offer their products in Cecil County. To that end, we are now opening an insurance office in Cecilton and are optimistic that it will perform as well as they have in Kent and Queen Anne's counties.

Going forward, we will continue to take an aggressive stance in building our reserve through identifying and resolving weaknesses in our loan portfolio. Since year end, we have put an additional $1,500,000 in the reserve and are comfortable that without any major surprises, that we will be able to ease off accruing substantial provisions for the rest of the year. Our net interest margin remains healthy at around 4% and we are continually looking for and making reductions in our noninterest expense.

In summary, Character Building is how I describe our 100th year of operations as an independent bank. While the year was tough on our community, it will be through the same dedication to success by serving our customers well that we as your directors and employees here at The Peoples Bank and FAM&M will deal with the recession and eventually prosper as before. For 100 years, The Peoples Bank has accepted the challenge of surviving recessions, including the Great Depression, without one penny of deposit loss. I know that The Peoples Bank and FAM&M have the best employee talent, enthusiasm, and drive to succeed as any company in our area and that your Directors will continue to guide us well.

Please join us at the annual meeting on May 18th.

Regards,

Thomas G. Stevenson
President/CEO/CFO

The following discussion of consolidated financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes and other statistical information included in Item 8 of Part II of this annual report.

Overview

For the year ended December 31, 2010, we recorded a net loss of $373,535, compared to net income of $1,889,928 for the year ended December 31, 2009. Basic and diluted net income(loss) per share was $(.48) for 2010, compared to $2.42 for 2009.

Return on average assets decreased to (.15)% for 2010 from .75% for 2009. Return on average stockholders' equity for 2010 was (1.31)%, compared to 6.61% for 2009. Average assets decreased to $248,896,143 in 2010, representing a 1.27% decrease when compared to 2009. Average loans net of allowance for loan losses decreased .30% in 2010 to $207,649,864. During 2010, average deposits increased 8.06% to $189,891,335 when compared to 2009. Average stockholders' equity for the year ended December 31, 2010 decreased .04% over 2009, totaling $28,596,699.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the industries in which we operate. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

The most significant accounting policies that we follow are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the disclosures presented in the other financial statement notes and in this financial review, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has identified the determination of the allowance for loan losses to be the accounting area that requires the most subjective or complex judgments, and as such could be most subject to revision as new information becomes available.

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio as of the balance sheet date. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the consolidated balance sheets. Note 1 to Consolidated Financial Statements describes the methodology used to determine the allowance for loan losses, and a discussion of the factors driving changes in the amount of the allowance for loan losses is included below under the caption "FINANCIAL CONDITION—Market Risk Management."

RESULTS OF OPERATIONS

We reported a net loss of $373,535 for the year ended December 31, 2010, compared to net income of $1,889,928. Basic and diluted net income(loss) per share was $(0.48) for the year ended December 31, 2010, compared $2.42 for the year ended December 31, 2009. This represents a decrease in net income for 2010 of $2,263,463 or 119.76% when compared to 2009. This loss is the direct result of increasing our provision for loan losses $3,184,000 from $1,726,000 in 2009 to $4,910,000 in 2010. The increased provision was due primarily to the determination during the fourth quarter of 2010 that the Bank may realize a large loan loss.

Net Interest Income

The primary source of our income is net interest income, which is the difference between revenue on interest-earning assets, such as investment securities and loans, and interest incurred on interest-bearing sources of funds, such as deposits and borrowings. The level of net interest income is determined primarily by the average balance of interest-earning assets and funding sources and the various rate spreads between our interest-earning assets and our interest-bearing funding sources. The table "Average Balances, Interest, and Yields" that appears below shows our average volume of interest-earning assets and interest-bearing liabilities for 2010 and 2009, and related income/expense and yields. Changes in net interest income from period to period result from increases or decreases in the volume of interest-earning assets and interest-bearing liabilities, and increases or decreases in the average rates earned and paid on such assets and liabilities. The volume of interest-earning assets and interest-bearing liabilities is affected by the ability to manage the earning-asset portfolio (which includes loans), and the availability of particular sources of funds, such as noninterest bearing deposits. The table "Analysis of Changes in Net Interest Income" shows the amount of net interest income change from rate changes and from volume changes.

For the year ended December 31, 2010, net interest income decreased $262,021, or 2.82%, to $9,036,863 from $9,298,884 for the year ended December 31, 2009. The decrease in net interest income in 2010 was the result of a $1,092,442 decrease in interest income offset by an $830,421 decrease in interest expense. In 2010, deposits increased but our borrowed funds decreased with loan demand. Net income decreased because the yield earned on loans declined faster than yields on deposits and borrowed funds. The yield on interest-earning assets on a fully taxable equivalent basis was 6.10% in 2009 and 5.77% in 2010, with the combined effective rate on deposits and borrowed funds following the same fluctuation by decreasing from 2.46% in 2009 to 2.08% in 2010.

The key performance measure for net interest income is the "net margin on interest-earning assets", or net interest income divided by average interest-earning assets. Our net interest margin for 2010 and 2009 on a fully taxable equivalent basis was 4.09%. Management attempts to maintain a net margin on interest-earning assets of 4.50% or higher. The net margin may decline, however, if competition increases, loan demand decreases, or the cost of funds rises faster or declines slower than the return on loans and securities. Although such expectations are based on management's judgment, actual results will depend on a number of factors that cannot be predicted with certainty, and fulfillment of management's expectations cannot be assured.

Average Balances, Interest, and Yields

	For the Year Ended December 31, 2010			For the Year Ended December 31, 2009		
	Average Balance	Interest	Yield	Average Balance	Interest	Yield
Assets						
Federal funds sold	**$1,338,039**	**$2,433**	**0.18 %**	$5,766,770	$9,700	0.17 %
Interest-bearing deposits	**42,530**	**88**	**0.21 %**	160,478	96	0.06 %
Investment securities:						
U. S. government agency	**13,033,449**	**315,862**	**2.42 %**	13,461,801	553,987	4.12 %
FHLB of Atlanta and CBB Financial Corp. stock	**2,320,287**	**8,305**	**0.36 %**	2,378,191	7,678	0.32 %
Loans:						
Commercial	**28,168,323**	**1,612,031**	**5.72 %**	33,032,256	2,017,459	6.11 %
Real estate	**176,460,817**	**10,611,050**	**6.01 %**	170,371,008	10,845,710	6.37 %
Consumer	**6,168,924**	**401,426**	**6.51 %**	7,151,500	592,708	8.29 %
Total loans	**210,798,064**	**12,624,507**	**5.99 %**	210,554,764	13,455,877	6.39 %
Allowance for loan losses	**3,148,200**			2,287,849		
Total loans, net of allowance	**207,649,864**	**12,624,507**	**6.08 %**	208,266,915	13,455,877	6.46 %
Total interest-earning assets	**224,384,169**	**12,951,195**	**5.77 %**	230,034,155	14,027,338	6.10 %
Noninterest-bearing cash	**11,721,212**			9,760,027		
Premises and equipment	**6,493,792**			6,537,536		
Other assets	**6,296,970**			5,770,923		
Total assets	**$248,896,143**			$252,102,641		
Liabilities and Stockholders' Equity						
Interest-bearing deposits						
Savings and NOW deposits	**$45,714,413**	**82,960**	**0.18 %**	$42,866,972	86,501	0.20 %
Money market	**11,127,627**	**42,807**	**0.38 %**	10,727,609	62,839	0.59 %
Other time deposits	**97,006,196**	**2,795,184**	**2.88 %**	88,579,998	2,925,853	3.30 %
Total interest-bearing deposits	**153,848,236**	**2,920,951**	**1.90 %**	142,174,579	3,075,193	2.16 %
Borrowed funds	**27,902,456**	**855,923**	**3.07 %**	45,084,559	1,532,291	3.40 %
Total interest-bearing liabilities	**181,750,692**	**3,776,874**	**2.08 %**	187,259,138	4,607,484	2.46 %
Noninterest-bearing deposits	**36,043,099**			33,555,278		
	217,793,791			220,814,416		
Other liabilities	**2,505,653**			2,679,597		
Stockholders' equity	**28,596,699**			28,608,628		
Total liabilities and Stockholders' equity	**$248,896,143**			$252,102,641		
Net interest spread			**3.69 %**			3.64 %
Net interest income		**$9,174,321**			$9,419,854	
Net margin on interest-earning assets			**4.09 %**			4.09 %

Interest on tax-exempt loans and investments are reported on a fully taxable equivalent basis (a non GAAP financial measure).

Analysis of Changes in Net Interest Income

	Year ended December 31, 2010 compared with 2009			Year ended December 31, 2009 compared with 2008		
		variance due to			variance due to	
	Total	Rate	Volume	Total	Rate	Volume
Earning assets						
Federal funds sold	$(7,267)	$728	$(7,995)	$(82,797)	$(110,524)	$27,727
Interest-bearing deposits	(8)	102	(110)	(15,223)	(8,682)	(6,541)
Investment securities:						
U. S. government agency	(238,125)	(221,018)	(17,107)	(240,108)	(102,891)	(137,217)
FHLB & CBB Financial Corp. stock	627	818	(191)	(141,882)	(128,319)	(13,563)
Loans:						
Commercial	(405,428)	(121,467)	(283,961)	(715,409)	(232,006)	(483,403)
Mortgage	(234,660)	(613,911)	379,251	(676,335)	(527,240)	(149,095)
Consumer	(191,282)	(116,672)	(74,610)	224,106	482	223,624
Total interest revenue	(1,076,143)	(1,071,418)	(4,725)	(1,647,648)	(1,109,180)	(538,468)
Interest-bearing liabilities						
Savings and NOW deposits	(3,541)	(9,057)	5,516	(12,190)	(30,788)	18,598
Money market and supernow	(20,032)	(22,296)	2,264	(99,918)	(49,255)	(50,663)
Other time deposits	(130,669)	(393,822)	263,153	(300,634)	(604,728)	304,094
Other borrowed funds	(676,368)	(137,713)	(538,655)	(871,804)	(413,517)	(458,287)
Total interest expense	(830,610)	(562,888)	(267,722)	(1,284,546)	(1,098,288)	(186,258)
Net interest income	$ (245,533)	$ (508,531)	$ 262,998	$ (363,102)	$ (10,892)	$ (352,210)

Interest on tax-exempt loans and investments are reported on fully taxable equivalent basis (a non GAAP financial measure).
The variance that is due both to rate and volume is divided proportionally between the rate and volume variance.

Noninterest Revenue

Noninterest revenue for the 12 months ended December 31, 2010 was $2,305,062, compared to $2,628,640 for same period in 2009. This decrease resulted from a $163,104 decrease in the Insurance Subsidiary's insurance commissions and a $94,251 decrease in service charges on deposit accounts when compared to 2009. Additionally, there was a net loss of $53,315 on the sale of foreclosed real estate, compared to a net gain of $29,365 in 2009.

The following table presents the principal components of noninterest revenue for the years ended December 31, 2010 and 2009:

Noninterest Revenue

	2010	2009
Service charges on deposit accounts	$856,871	$951,122
Insurance commissions	1,182,957	1,346,061
Gain (Loss) on sale of foreclosed real estate	(53,515)	29,365
Other noninterest revenue	318,749	302,092
Total noninterest revenue	$2,305,062	$2,628,640
Noninterest revenue as a percentage of total revenue	22.58%	17.75%

Noninterest Expense

Noninterest expense for the 12-month period ended December 31, 2010 decreased by $60,119, or 0.83%, to $7,173,650, from $7,233,769 in 2009. This decrease was attributed to the increases in the Bank's foreclosed real estate expense of $46,643, or 52.68%, data processing and correspondent bank costs of $133,585, or 24.37%, and Occupancy expense of $66,246, or $14.76%, offset by decreases of $302,647, or 7.11%, to compensation and related expenses and $84,605, or $20.29%, in regulatory assessments.

The following table presents the principal components of noninterest expense for the years ended December 31, 2010 and 2009:

Noninterest Expense

	2010	2009
Compensation and related expenses	$3,952,737	$4,255,384
Occupancy expense	515,091	448,845
Furniture and equipment expense	345,097	345,992
Data processing and correspondent bank costs	681,718	548,133
Director fees	146,348	149,181
Postage	110,799	92,573
Office supplies	96,054	122,920
Professional fees	130,933	122,684
Printing and stationery	14,905	17,044
Public relations and contributions	68,188	48,398
Telephone	43,747	41,889
Regulatory assessments	332,308	416,913
Loan products	13,825	14,637
Foreclosed real estate expense	135,192	88,549
Advertising	59,532	60,464
Insurance	37,687	27,001
Other	489,489	433,162
Total noninterest expense	$7,173,650	$7,233,769
Noninterest expense as a percentage of total expense	21.56%	18.44%

Income Taxes

The Company's effective income tax rate was 49.6% in 2010 and 36.30% in 2009.

Results for the Fourth Quarter of 2010

During the fourth quarter of 2010, we recorded a net loss of $994,960, compared to net income of $395,063 for the corresponding period in 2009. Correspondingly, we recorded a net loss per share of $1.28 for the fourth quarter of 2010, compared to net income per share of $0.50 for the corresponding period in 2009. This loss is the direct result of a $2,370,000 increase in the Bank's reserve for loan losses. The increase to the reserve relates to a large commercial loan and was taken when the borrower notified management that, due to the impact of the on-going recession, he will not be able to meet his future obligations to the Bank as they come due. Currently, this borrower's obligations are current but he cannot assure management that he will continue to make payments.

Excluding the provisions for loan losses, the Company would have recorded net interest income of $2,366,814 for the fourth quarter of 2010, which represents a $106,519 increase over the $2,260,295 recorded for the three months ended December 31, 2009. The increase was due primarily to loan revenues and borrowed funds interest expense reducing in direct correlation to the reduction in loan and borrowed funds account balances. Deposit balances decreased during this period and interest expense decreased as the direct result of lower interest rates for the period and the repricing of matured time deposits at lower rates. Comparing the fourth quarter of 2010 to the fourth quarter of 2009, interest revenue decreased $63,846 and interest expense decreased $170,365, with $124,019 of this decrease resulting from borrowed funds interest expense decreasing. The provision for loan losses for the fourth quarter of 2010 increased by $2,370,000 to $2,925,000 when compared to the fourth quarter of 2009.

Noninterest income for the fourth quarter of 2010 decreased $71,073 when compared to the same period of 2009 to $467,169. This decrease was due primarily to a decrease in other income of $41,756, in insurance commissions of $13,047 and service charges of $16,270 for the fourth quarter of 2010 when compared to the fourth quarter of 2009.

Total noninterest expense decreased $76,431 to $1,579,080 for the quarter ended December 31, 2010, from $1,655,511 for the corresponding quarter of 2009. This decrease primarily resulted from a $64,485 decrease in our FDIC assessment, and a $25,016 decrease in office supplies. The Company has reduced expenses under its control and constantly attempts to increase overall income.

FINANCIAL CONDITION

Assets

Total assets decreased 3.79% to $245,792,415 at December 31, 2010 when compared to assets at December 31, 2009. Average total assets for 2010 were $248,896,143, a decrease of 1.27% from 2009. The loan portfolio represented 92.54% of average earning assets in 2010, compared to 90.54% in 2009, and was the primary source of income for the Company.

Funding for loans is provided primarily by core deposits, fed funds, and FHLB borrowings. Total deposits decreased 1.87% to $189,640,730 at December 31, 2010 when compared to 2009.

Composition of Loan Portfolio

Because loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that loan losses are not excessive), the absolute volume of loans and the volume as a percentage of total earning assets is an important determinant of net interest margin. Average loans, net of the allowance for loan losses, were $207,649,864 and $208,266,915 for 2010 and 2009, respectively, which constituted 92.54% and 90.54% of average interest-earning assets for the respective years. At December 31, 2010, our loan to deposit ratio was 109.31%, compared to 105.51% at December 31, 2009, while the ratio of average loans to average deposits was 109.35% and 118.52% for 2010 and 2009, respectively. The securities sold under agreements to repurchase function like deposits with the securities providing collateral in place of the FDIC insurance. The Bank also borrows from correspondent banks and the FHLB to fund loans. Our ratio of average loans to average deposits plus borrowed funds was 95.34% for the year ended December 31, 2010, compared to

94.32% for the year ended December 31, 2009. We extend loans primarily to customers located in and near Kent County, Queen Anne's County and Cecil County in Maryland. There are no industry concentrations in our loan portfolio. A substantial portion of our loans are, however, secured by real estate and, accordingly, the real estate market in the region will influence the performance of our loan portfolio.

The following table sets forth the composition of our loan portfolio at December 31, 2010 and 2009:

Composition of Loan Portfolio

	2010		2009	
	Amount	Percent of total	Amount	Percent of total
Commercial	$ 29,052,413	13.65%	$ 26,942,744	13.04%
Real estate – residential	75,206,074	35.33%	74,431,249	36.02%
Real estate - commercial	89,617,135	42.10%	86,004,530	41.62%
Construction	13,403,765	6.30%	12,670,414	6.13%
Consumer	5,588,830	2.62%	6,593,515	3.19%
Total loans	212,868,217	100.00%	206,642,452	100.00%
Deferred costs, net of deferred fees	84,448		102,590	
Allowance for loan losses	(5,656,788)		(2,845,364)	
Net loans	$207,295,877		$203,899,678	

The following table sets forth the maturity distribution, classified according to sensitivity to changes in interest rates, for selected components of our loan portfolio at December 31, 2010:

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2010			
	One year or less	Over one through five years	Over five years	Total
Commercial	$25,993,455	$2,223,768	$835,190	$29,052,413
Real estate – residential	42,233,470	32,972,604	-	75,206,074
Real estate - commercial	55,598,207	34,018,928	-	89,617,135
Construction	10,493,297	2,910,468	-	13,403,765
Consumer	3,669,743	1,818,489	100,598	5,588,830
Total	$137,988,172	$73,944,257	$935,788	$212,868,217
Fixed interest rate	$92,716,451	$68,618,436	$324,653	$161,659,540
Variable interest rate	45,271,721	5,325,821	611,135	51,208,677
Total	$137,988,172	$73,944,257	$935,788	$212,868,217

At December 31, 2010, $51,208,677, or 24.06%, of the total loans were either variable-rate loans or loans written on demand.

Off-Balance Sheet Arrangements

In the normal course of business, to meet the financing needs of our customers, we are a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Our exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of the instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments. We generally require collateral or other security to support the financial instruments with credit risk. The amount of collateral or other security is determined based on management's credit evaluation of the counterparty. We evaluate each customer's creditworthiness on a case-by-case basis.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments that we issue to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. See Note 4 to the Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report, for further information about these commitments.

Loan Quality

The allowance for loan losses represents a reserve for probable losses in the loan portfolio. The adequacy of the allowance for loan losses is evaluated monthly based on a review of all significant loans, with a particular emphasis on non-accruing, past due, and other loans that management believes require attention. The determination of the reserve level rests upon management's judgment about factors affecting loan quality and assumptions about the economy. Management considers the year-end allowance appropriate and adequate to cover probable losses in the loan portfolio; however, management's judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the loan loss allowance will not be required.

For significant problem loans, management's review consists of evaluation of the financial strengths of the borrowers and guarantors, the related collateral, and the effects of economic conditions. The overall evaluation of the adequacy of the total allowance for loan losses is based on an analysis of historical loan loss ratios, loan charge-offs, delinquency trends, and previous collection experience, along with an assessment of the effects of external economic conditions.

Risk Elements of Loan Portfolio

	For the Years Ended December 31,	
	2010	2009
Non-Accrual Loans	$ 5,325,495	$ 2,384,186
Accruing Loans Past Due 90 Days or More	6,368,643	6,247,775

The following table, "Allocation of Allowance for Loan Losses", shows the specific allowance applied by loan type and also the general allowance included in the allowance for loan losses at December 31, 2010 and 2009:

Allocation of Allowance for Loan Losses

	2010	2009
Commercial	$ 676,113	$ 728,049
Real estate	4,713,849	1,730,883
Consumer	129,779	244,069
Unallocated	137,047	140,751
Total	$ 5,656,788	$ 2,845,364

The provision for loan losses is a charge to earnings in the current period to replenish the allowance for loan losses and maintain it at a level management has determined to be adequate. The provision for loan losses was $4,910,000 in 2010, which represents an increase of $3,184,000 over the $1,726,000 that was funded in 2009. We added to our reserves in anticipation of potential losses in connection with the higher than normal balances of nonaccrual loans and loans accruing 90 days or more past due. The following table shows information about the allowance for loan losses for each of the last two years:

Allowance for Loan Losses

	2010	2009
Balance at beginning of year	$ 2,845,364	$ 2,001,739
Loan losses:		
Commercial	166,779	290,126
Mortgages	1,846,683	490,049
Consumer	104,791	157,367
Total loan losses	2,118,253	937,542
Recoveries on loans previously charged off		
Commercial	2,660	47,501
Mortgages	374	3,207
Consumer	16,643	4,459
Total loan recoveries	19,677	55,167
Net loan losses	2,098,576	882,375
Provision for loan losses charged to expense	4,910,000	1,726,000
Balance at end of year	$ 5,656,788	$ 2,845,364
Allowance for loan losses to loans outstanding at end of year	2.66%	1.38%
Net charge-offs to average loans	1.00%	0.42%

As a result of management's ongoing review of the loan portfolio, loans are classified as nonaccrual when it is not reasonable to expect collection of interest under the original terms. These loans are classified as nonaccrual even though the presence of collateral or the borrower's financial strength may be sufficient to provide for ultimate repayment. Interest on nonaccrual loans is recognized only when received. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. When a loan is placed in nonaccrual status, all interest that had been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

We had nonperforming loans of $11,694,138 and $8,631,961 at December 31, 2010 and 2009, respectively. Management considers the nonaccrual loans as of December 31, 2010 to be nonperforming loans. We had $1,201,600 and $1,335,000 in foreclosed other real estate at December 31, 2010 and 2009, respectively. Foreclosed other real estate is considered part of non-performing assets.

Investment Securities

Our security portfolio is categorized as available-for-sale and held to maturity. Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of our overall asset/liability management strategy. Available-for-sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in stockholders' equity, net of applicable income taxes. We do not currently follow a strategy of making security purchases with a view of near-term resales and, therefore, do not own any securities classified as trading securities. Investment securities classified as held-to-maturity are held until they mature. Held-to maturity securities are held at amortized cost value. For additional information about the investment portfolio, see Note 3 to Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report.

The following table sets forth the maturities and weighted average yields of the investment portfolio as of December 31, 2010.

	3 Months or Less		Over 3 Months to 1 Year		1 – 5 Years		5-10 Years		Over 10 Years	
	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield	Carrying Amount	Average Yield
Held to Maturity:										
U.S. government agencies	$2,001,344	3.40%	$1,503,934	3.42%	-	-	-	-	-	-
Mortgage backed securities	-	-	-	-	-	-	5,255	1.94%	-	-
Total Held to Maturity	$2,001,344	3.40%	$1,503,934	3.42%	$ -	-	5,255	1.94%	-	-
Available for Sale:										
U.S. government agencies	$3,001,300	0.54%	$3,017,460	0.97%	$2,017,020	0.54%	-	-	-	-
Total Available for Sale	$3,001,300	0.54%	$3,017,460	0.97%	$2,017,020	0.54%	-	-	-	-

Liquidity Management

Liquidity describes our ability to meet financial obligations that arise during the normal course of business. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of customers and to fund current and planned expenditures. Liquidity is derived through increased customer deposits, maturities in the investment portfolio, loan repayments and income from earning assets. To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term funds markets. The funds invested in federal funds sold also provide liquidity, as do lines of credit, overnight federal funds, and reverse repurchase agreements available from correspondent banks. The aggregate amount available from correspondent banks under all lines of credit at December 31, 2010 was $19,150,000. Additionally, the Bank has a partially funded line of credit from the FHLB of Atlanta. This line is secured by the Bank's residential mortgage loan portfolio.

Average liquid assets (cash and amounts due from banks, interest bearing deposits in other banks, federal funds sold, and investment securities available for sale) are 10.38% of average deposits for 2010, compared to 10.91% for 2009.

We have various financial obligations, including contractual obligations and commitments, that may require future cash payments. Management does not believe that any of the foregoing arrangements have or are reasonably likely to have a current or future effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Market Risk Management

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates or equity pricing. Our principal market risk is interest rate risk that arises from our lending, investing and deposit taking activities. Our profitability is primarily dependent on the Bank's net interest income. Interest rate risk can significantly affect net interest income to the degree that interest-bearing liabilities mature or reprice at different intervals than interest-earning assets. The degree to which these different assets mature or reprice is known as interest rate sensitivity.

The primary objective of asset/liability management is to ensure the steady growth of net interest income. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Interest rate sensitivity may be controlled on either side of the balance sheet. On the asset side, management can exercise some control on maturities. Also, loans may be structured with rate floors and ceilings on variable rate notes and by providing for repricing opportunities on fixed rate notes. Our available for sale investment portfolio, including federal funds sold, provides the most flexible and fastest control over rate sensitivity since it can generally be restructured more quickly than the loan portfolio. On the liability side, deposit products can be restructured so as to offer incentives to attain the maturity distribution desired. Competitive factors sometimes make control over deposits more difficult and less effective.

The rate-sensitive position, or gap, is the difference in the volume of rate-sensitive assets and liabilities at a given time interval. The general objective of gap management is to actively manage rate-sensitive assets and liabilities to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate-sensitive assets and liabilities as the exposure period is lengthened to minimize our overall interest rate risk.

Several aspects of the asset mix of the balance sheet are continually evaluated: yield; credit quality; appropriate funding sources; and liquidity. Management of the liability mix of the balance sheet focuses on expanding the various funding sources.

The interest rate sensitivity position at December 31, 2010 is presented in the table "Interest Sensitivity Analysis". The difference between rate-sensitive assets and rate-sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. We were asset-sensitive for the under one-year time horizons and liability-sensitive for time frames after one year. For asset-sensitive institutions, if interest rates should decrease, the net interest margins should decline. Because all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

Interest Sensitivity Analysis

	December 31, 2010				
	Within three months	After three but within 12 months	After one but within five years	After five years	Total
Assets					
Earning assets					
Interest-bearing deposits	$ 42,530	$ -	$ -	$ -	$ 42,530
Federal funds sold	1,016,000	-	-	-	1,016,000
Investment securities					
Available for sale	3,001,300	3,017,460	2,017,020	-	8,035,780
Held to maturity	2,001,344	1,503,934	-	5,255	3,510,533
Restricted stock	-	-	-	2,151,600	2,151,600
Loans	41,653,284	96,362,940	74,464,702	387,291	212,868,217
Total earning assets	$ 47,714,458	$100,884,334	$ 76,481,722	$ 2,544,146	$227,624,660
Liabilities					
Interest-bearing liabilities					
Money market and Supernow	$ 10,778,134	$ -	$ -	$ -	$ 10,778,134
Savings and NOW deposits	45,538,267	-	-	-	45,538,267
Certificates $100,000 and over	2,304,919	5,310,472	26,903,472	398,354	34,917,217
Certificates under $100,000	5,838,675	11,272,749	45,884,914	191,021	63,187,359
Securities sold under repurchase agreements & federal funds	1,751,428	602,893	400,000	-	2,754,321
Notes payable	14,000,000	2,000,000	8,000,000	-	24,000,000
Total interest-bearing liabilities	$ 80,211,423	$ 19,186,114	$ 81,188,386	$ 589,375	$181,175,298
Period gap	($32,496,965)	$81,698,220	($4,706,664)	$1,954,771	$46,449,362
Cumulative gap	(32,496,965)	49,201,255	44,494,591	46,449,362	46,449,362
Ratio of cumulative gap to total earning assets	(14.28%)	21.62%	19.55%	20.41%	20.41%

From time to time, we may also employ other methods to assess our interest rate sensitivity, such as simulation models to quantify the effect a hypothetical immediate upward or downward change in rates would have on net interest income and the fair value of capital.

Deposits and Other Interest-Bearing Liabilities

Average interest-bearing liabilities decreased $5,508,446, or 2.94%, to $181,750,692 in 2010, from $187,259,138 in 2009. Average interest-bearing deposits increased $11,673,657, or 8.21%, to $153,848,236 in 2010 from $142,174,579 in 2009. Correspondingly, average demand deposits increased $2,487,821, or 7.41%, to $36,043,099 in 2010 from $33,555,278 in 2009.

Total deposits at December 31, 2010 were $189,640,730, a decrease of 1.87% when compared to deposits of $193,250,908 at December 31, 2009.

The following table sets forth the Company's deposits by category at December 31, 2010 and 2009:

	2010		2009	
	Amount	Percent of Deposits	Amount	Percent of Deposits
Demand deposit accounts	$35,219,753	18.57%	$36,951,197	19.12%
Savings and NOW accounts	45,538,267	24.02%	51,133,862	26.46%
Money market accounts	10,778,134	5.68%	10,596,599	5.48%
Time deposits less than $100,000	63,187,359	33.32%	60,812,304	31.47%
Time deposits of $100,000 or more	34,917,217	18.41%	33,756,946	17.47%
Total deposits	$189,640,730	100.00%	$193,250,908	100.00%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for our loan portfolio and other earning assets. Our core deposits decreased $4,770,449 during 2010, primarily due to the effects of the on-going recession. In the past, deposits, particularly core deposits, have been our primary source of funding and have enabled us to meet our short-term liquidity needs. In recent years, we have borrowed from correspondent banks and the FHLB of Atlanta to meet liquidity needs. The maturity distribution of our time deposits over $100,000 at December 31, 2010 is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 or More
December 31, 2010

	Within three months	After three through six months	After six through 12 months	After 12 months	Total
Certificates of Deposit - $100,000 or more	$2,304,919	$1,792,246	$3,518,226	$27,301,826	$34,917,217

Large certificate of deposit customers tend to be extremely sensitive to interest rates, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposit obtained through brokers. These brokered deposits are generally expensive and are unreliable as long-term funding sources. Accordingly, we do not typically purchase brokered deposits.

The average balance of borrowings decreased $17,182,103, or 38.11%, in 2010, compared to a decrease of $12,124,414, or 21.19%, in 2009. The decrease in 2010 when compared to 2009 was due primarily to the fact that loan demand has reduced and we were able to reduce our lines of credit particularly at the FHLB of Atlanta during 2010.

Short-term Borrowings

The following table sets forth our position with respect to short-term borrowings for each of the last two years ended December 31:

	2010		2009	
	Amount	**Rate**	**Amount**	**Rate**
At year end:				
Repurchase Agreements	$2,754,321	0.38%	$2,917,339	0.36%
Average for the year:				
Retail Repurchase Agreements	$2,324,268	1.76%	$8,918,437	0.78%
Federal Funds purchased	107	0.63%	20,918	0.80%
Maximum Month End Balance:				
Retail Repurchase Agreements	$7,956,138		$12,929,966	
Federal Funds purchased	27,000		-	

The Bank may borrow up to approximately 30% of total assets from the FHLB of Atlanta through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Bank's real estate mortgage loans. The Bank was required to purchase shares of capital stock in the FHLB of Atlanta as a condition to obtaining the line of credit.

We provide collateral of 105% of the repurchase agreement balances by pledging U.S. Government Agency securities.

The Bank has lines of credit of $13,650,000 in unsecured overnight federal funds and $5,500,000 in secured overnight federal funds with correspondent banks at December 31, 2010.

Capital

Under the capital adequacy guidelines of the FRB and the FDIC, the Company and the Bank are required to maintain minimum capital ratios. These requirements are described above in Item 1 or Part I under "SUPERVISION AND REGULATION—Capital Requirements." At December 31, 2010 and 2009, the Company and the Bank were considered "well-capitalized." The table below compares the capital ratios of the Bank with the regulatory minimums. The Company's only assets in 2010 other than its equity interest in the Bank were its equity interest in the Insurance Subsidiary and a small amount of cash. The value of the equity interest in the Insurance Subsidiary at December 31, 2010 did not cause the Company's capital ratios as of December 31, 2010 to materially differ from the Bank's ratios.

Analysis of Capital

	Required Minimums	Actual Ratios 2010 Bank	Actual Ratios 2009 Bank
Total risk-based capital ratio	8.0%	14.3%	15.1%
Tier I risk-based capital ratio	4.0%	13.0%	13.9%
Tier I leverage ratio	4.0%	10.5%	11.0%

RECENT ACCOUNTING PRONOUNCEMENTS

Management has the responsibility for the selection and use of appropriate accounting policies. The significant accounting policies used by the Company and the Bank are described in the notes to the consolidated financial statements.

On July 1, 2009, the Financial Accounting Standards Board ("FASB") adopted Accounting Standards Codification ("ASC") as the officially recognized source of authoritative U.S. generally accepted accounting principles ("GAAP") applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants ("AICPA"), the Emerging Issues Task Force ("EITF") and related literature. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies.

The following accounting guidance has been approved by the Financial Accounting Standards Board and would apply to the Company if the Company or Bank entered into an applicable activity. Some of these new pronouncements become effective in 2010.

Accounting Standards Update (ASU) No. 2009-16, "Transfers and Servicing (Topic 860) - Accounting for Transfers of Financial Assets." ASU 2009-16 amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. ASU 2009-16 also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. The provisions of ASU 2009-16 became effective on January 1, 2010 and did not have a significant impact on the Company's financial statements.

ASU No. 2009-17, "Consolidations (Topic 810) - Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities." ASU 2009-17 amends prior guidance to change how an entity determines when another entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. ASU 2009-17 requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity's financial statements. As further discussed below, ASU No. 2010-10, "Consolidations (Topic 810) - Amendments for Certain Investment Funds," deferred the effective date of ASU 2009-17 for a reporting entity's interests in investment companies. The provisions of ASU 2009-17 became effective on January 1, 2010 and did not have a significant impact on the Company's financial statements.

ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures About Fair Value Measurements." ASU 2010-06 requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (a) fair value measurement disclosures should be provided for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (b) entities should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. The disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy will be required for the Company beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective for the Company on January 1, 2010. See Note 15 – Fair Value of Financial Instruments.

ASU No. 2010-10, "Consolidations (Topic 810) - Amendments for Certain Investment Funds." ASU 2010-10 defers the effective date of the amendments to the consolidation requirements made by *ASU 2009-17* to a reporting entity's interest in another entity (i) that has all of the attributes of an investment company, as specified under ASC Topic 946, "Financial Services - Investment Companies," or (ii) for which it is industry practice to apply measurement principles of financial reporting that are consistent with those in ASC Topic 946. As a result of the deferral, a reporting entity will not be required to apply the ASU 2009-17 amendments to the Subtopic 810-10 consolidation requirements to its interest in another entity that meets the criteria to qualify for the deferral. ASU 2010-10 also clarifies that any interest held by a related party should be treated as though it is a reporting entity's own interest when evaluating the criteria for determining whether such interest represents a variable interest. In addition, ASU 2010-10 also clarifies that a quantitative calculation should not be the sole basis for evaluating whether a decision maker's or service provider's fee is a variable interest. The provisions of ASU 2010-10 became effective for the Company as of January 1, 2010 and did not have a significant impact on the Company's financial statements.

ASU No. 2010-11, "Derivatives and Hedging (Topic 815) - Scope Exception Related to Embedded Credit Derivatives." ASU 2010-11 clarifies that the only form of an embedded credit derivative that is exempt from embedded derivative bifurcation requirements are those that relate to the subordination of one financial instrument to another. As a result, entities that have contracts containing an embedded credit derivative feature in a form other than such subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 became effective for the Company on July 1, 2010 and did not have a significant impact on the Company's financial statements.

ASU No. 2010-20, "Receivables (Topic 310) - Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses." ASU 2010-20 requires entities to provide disclosures designed to facilitate financial statement users' evaluation of (i) the nature of credit risk inherent in the entity's portfolio of financing receivables, (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses and (iii) the changes and reasons for those changes in the allowance for credit losses. Disclosures must be disaggregated by portfolio segment, the level at which an entity develops and documents a systematic method for determining its allowance for credit losses, and class of financing receivable, which is generally a disaggregation of portfolio segment. The required disclosures include, among other things, a rollforward of the allowance for credit losses as well as information about modified, impaired, non-accrual and past due loans and credit quality indicators. ASU 2010-20 will be effective for the Company's financial statements as of December 31, 2010, as it relates to disclosures required as of the end of a reporting period. Disclosures that relate to activity during a reporting period will be required for the Company's financial statements that include periods beginning on or after January 1, 2011.

The accounting policies adopted by management are consistent with authoritative U.S. generally accepted accounting principles and are consistent with those followed by peer bank holding companies and banks.

Financial Highlights
Five years ended December 31, 2010

	2010	2009	2008	2007	2006
		(dollars in thousands except per share amounts)			
Deposits	**$189,641**	$193,251	$165,739	$169,052	$155,186
Investments, including stock	**13,698**	15,492	16,628	20,961	21,399
Loans (net of the allowance for loan losses)	**207,296**	203,900	214,680	220,426	206,077
Stockholders' equity before accumulated other comprehensive income	**27,805**	29,581	29,087	28,773	26,444
Assets	**245,792**	255,467	251,894	261,808	242,305
Net income	**-374**	1,900	2,163	3,899	4,116
Return on average assets	**-0.15%**	0.75%	0.85%	1.55%	1.72%
Return on average equity	**-1.31%**	6.61%	7.59%	14.74%	16.45%
Earnings per share	**-0.48**	2.42	2.77	4.96	5.22
Dividends per share	**1.80**	1.79	1.75	1.67	1.58
Book value per share before accumulated other comprehensive income	**35.67**	37.95	37.31	36.63	33.52
Number of shares outstanding	**779,512**	779,512	779,512	785,512	789,012

COMMITTEES

EXECUTIVE COMMITTEE
Patricia Joan O. Horsey, Chairperson
Two Directors (1)
Thomas G. Stevenson
William G. Wheatley

CAPITAL COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Robert W. Clark, Jr.
Patricia Joan O. Horsey
Thomas G. Stevenson
William G. Wheatley

INVESTMENT COMMITTEE
Stefan R. Skipp, Chairman
Patrick McClary, Vice-Chairman
Gary B. Fellows
Patricia Joan O. Horsey
Thomas G. Stevenson
H. Lawrence Lyons

AUDIT COMMITTEE
E. Jean Anthony, Chairperson
Robert W. Clark, Jr.
Gary B. Fellows
Patricia Joan O. Horsey

NOMINATING COMMITTEE
Alexander P. Rasin, III, Chairman
Stefan R. Skipp, Vice-Chairman
Gary B. Fellows
Herman E. Hill, Jr.
P. Patrick McClary
Thomas G. Stevenson

PERSONNEL/COMPENSATION COMMITTEE
P. Patrick McClary, Chairman
Elizabeth A. Strong, Vice-Chairperson
E. Jean Anthony
LaMonte E. Cooke
Herman E. Hill, Jr.

PENSION/PROFIT SHARING 401(K) COMMITTEE
E. Jean Anthony, Chairperson
Thomas G. Stevenson
Elizabeth A. Strong
H. Lawrence Lyons

(1) Rotate Quarterly

CONSOLIDATED BALANCE SHEETS

ASSETS

	DECEMBER 31, 2010	2009
Cash and due from banks	$ 10,378,485	$ 15,988,739
Federal funds sold	1,016,000	7,015,811
Cash and cash equivalents	11,394,485	23,004,550
Securities available for sale	8,035,780	3,027,700
Securities held to maturity (fair value of $3,554,315 and $10,312,156)	3,510,533	10,063,376
Federal Home Loan Bank and CBB Financial Corp. stock, at cost	2,151,600	2,401,200
Loans, less allowance for loan losses of $5,656,788 and $2,845,364	207,295,877	203,899,678
Premises and equipment	6,389,781	6,521,504
Goodwill and intangible assets	603,988	671,660
Accrued interest receivable	1,360,708	1,450,155
Deferred income taxes	2,367,847	1,277,611
Foreclosed real estate	1,201,600	1,335,000
Other assets	1,480,216	1,814,991
	$ 245,792,415	$ 255,467,425

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Deposits		
Noninterest bearing checking	$ 35,219,753	$ 36,951,197
Savings and NOW	45,538,267	51,133,862
Money market	10,778,134	10,596,599
Other time	98,104,576	94,569,250
	189,640,730	193,250,908
Securities sold under repurchase agreements	2,754,321	2,917,339
Federal Home Loan Bank advances	24,000,000	28,000,000
Accrued interest payable	414,758	439,410
Other liabilities	1,590,442	1,970,020
	218,400,251	226,577,677
Stockholders' equity		
Common stock, par value $10 per share; authorized 1,000,000 shares; issued and outstanding 779,512 shares	7,795,120	7,795,120
Additional paid-in capital	2,920,866	2,920,866
Retained earnings	17,088,742	18,865,399
Accumulated other comprehensive income		
Unrealized gain on securities available for sale	11,474	3,587
Unfunded liability for defined benefit plan	(424,038)	(695,224)
	27,392,164	28,889,748
	$ 245,792,415	$ 255,467,425

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31, 2010	2009
Interest and dividend revenue		
Loans, including fees	$ 12,505,705	$ 13,360,850
U.S. government agency securities	297,851	528,403
Federal funds sold	2,433	9,700
Other	7,937	7,415
Total interest and dividend revenue	12,813,926	13,906,368
Interest expense		
Deposits	2,920,951	3,075,193
Borrowed funds	856,112	1,532,291
Total interest expense	3,777,063	4,607,484
Net interest income	9,036,863	9,298,884
Provision for loan losses	4,910,000	1,726,000
Net interest income after provision for loan losses	4,126,863	7,572,884
Noninterest revenue		
Service charges on deposit accounts	856,871	951,122
Insurance commissions	1,182,957	1,346,061
Gain (loss) on sale of foreclosed real estate	(53,515)	29,365
Other noninterest revenue	318,749	302,092
Total noninterest revenue	2,305,062	2,628,640
Noninterest expense		
Salaries	3,004,709	3,211,979
Employee benefits	948,028	1,043,405
Occupancy	515,091	448,845
Furniture and equipment	345,097	345,992
Other operating	2,360,725	2,183,548
Total noninterest expense	7,173,650	7,233,769
Income before income taxes	(741,725)	2,967,755
Income tax expense (benefit)	(368,190)	1,077,827
Net income (loss)	$ (373,535)	$ 1,889,928
Earnings (loss) per common share - basic and diluted	$ (0.48)	$ 2.42

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2010 and 2009

	Common stock Shares	Common stock Par value	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Comprehensive income
Balance, December 31, 2008	779,512	$7,795,120	$2,920,866	$ 18,370,797	$ (643,859)	
Net income	-	-	-	1,889,928	-	$ 1,889,928
Change in underfunded status of defined benefit plan net of income taxes of $391	-	-	-	-	600	600
Unrealized loss on investment securities available for sale net of income taxes of $31,513	-	-	-	-	(48,378)	(48,378)
Comprehensive income						$ 1,842,150
Cash dividend, $1.79 per share	-	-	-	(1,395,326)	-	
Balance, December 31, 2009	779,512	7,795,120	2,920,866	18,865,399	(691,637)	
Net (loss)	-	-	-	(373,535)	-	$ (373,535)
Change in underfunded status of defined benefit plan net of income taxes of $176,261	-	-	-	-	271,185	271,185
Unrealized gain on investment securities available for sale net of income taxes of $4,102	-	-	-	-	7,888	7,888
Comprehensive income						$ (94,462)
Cash dividend, $1.80 per share	-	-	-	(1,403,122)	-	
Balance, December 31, 2010	779,512	$7,795,120	$2,920,866	$ 17,088,742	$ (412,564)	

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2010	2009
Cash flows from operating activities		
Interest received	$ 12,949,311	$ 14,097,355
Fees and commissions received	2,358,577	2,599,275
Interest paid	(3,801,715)	(4,609,906)
Cash paid to suppliers and employees	(6,210,301)	(7,328,259)
Income taxes paid	(978,679)	(896,099)
	4,317,193	3,862,366
Cash flows from investing activities		
Proceeds from maturities and calls of investment securities		
Held to maturity	6,551,030	1,000,840
Available for sale	1,000,000	4,000,000
Purchase of investment securities		
Held to maturity	-	(1,000,000)
Available for sale	(6,022,073)	(3,049,383)
Purchase of Federal Home Loan Bank stock	249,600	32,800
Purchase of CBB Financial Corp. stock	-	60,000
Loans made, net of principal collected	(8,722,941)	8,693,040
Purchase of premises, equipment, and software	(235,041)	(359,541)
Acquisition of Insurance Agency	-	(25,344)
Proceeds from sale of foreclosed real estate	428,485	371,364
	(6,750,940)	9,723,776
Cash flows from financing activities		
Net increase (decrease) in		
Time deposits	3,535,326	13,269,581
Other deposits	(7,145,504)	14,242,754
Securities sold under repurchase agreements and federal funds purchased	(163,018)	(9,212,200)
Federal Home Loan Bank advances, net of repayments	(4,000,000)	(15,000,000)
Repayments of other borrowings	-	(173,216)
Dividends paid	(1,403,122)	(1,395,326)
	(9,176,318)	1,731,593
Net increase (decrease) in cash and cash equivalents	(11,610,065)	15,317,735
Cash and cash equivalents at beginning of year	23,004,550	7,686,815
Cash and cash equivalents at end of year	$ 11,394,485	$ 23,004,550
Non cash transactions		
Transfer of foreclosed real estate	$ 398,600	$ 315,000

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	YEARS ENDED DECEMBER 31,	
	2010	2009
Reconciliation of net income to net cash provided by operating activities		
Net income (loss)	$ (373,535)	$ 1,889,928
Adjustments to reconcile net income to net cash provided by operating activities		
Amortization of premiums and accretion of discounts	**27,796**	12,224
Provision for loan losses	**4,910,000**	1,726,000
Depreciation and software amortization	**354,426**	351,914
Amortization of intangible assets	**67,672**	66,616
Write-down of foreclosed real estate	**50,000**	45,000
Gain on sale of foreclosed real estate	**53,515**	(29,365)
Deferred income taxes	**(1,185,153)**	(388,710)
Decrease (increase) in		
Accrued interest receivable	**89,447**	132,533
Prepaid income taxes	**(161,716)**	569,837
Other assets	**508,829**	(559,890)
Increase (decrease) in		
Deferred origination fees and costs, net	**18,142**	46,231
Accrued interest payable	**(24,652)**	(2,422)
Other liabilities	**(17,578)**	2,470
	$ 4,317,193	$ 3,862,366

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

The accounting and reporting policies reflected in the accompanying financial statements of Peoples Bancorp, Inc. and its subsidiaries, The Peoples Bank, a Maryland commercial bank (the "Bank"), and Fleetwood, Athey, MacBeth & McCown, Inc., an insurance agency (the "Insurance Subsidiary"), conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practices within the banking industry. As used in these notes, unless the context requires otherwise, the term "the Company" refers collectively to Peoples Bancorp, Inc., the Bank and the Insurance Subsidiary.

Principles of consolidation

The consolidated financial statements include the accounts of the Peoples Bancorp, Inc., the Bank, and the Insurance Subsidiary. Intercompany balances and transactions have been eliminated.

Nature of business

Peoples Bancorp, Inc. and its subsidiaries operate primarily in Kent and Queen Anne's Counties, Maryland. The Bank which operates out of a main office and six branches, offers deposit services and loans to individuals, small businesses, associations, and government entities. Other services include direct deposit of payroll and social security checks, automatic drafts from accounts, automated teller machine services, cash management services, safe deposit boxes, money orders, travelers cheques, and on-line banking with bill payment service. The Bank also offers credit card services and discount brokerage services through a correspondent.

The Insurance Subsidiary operates from one location in Kent County and provides a full range of insurance products to businesses and consumers. Product lines include property, casualty, life, marine, long-term care and health insurance.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and assumptions may affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Investment securities

As securities are purchased, management determines if the securities should be classified as held to maturity or available for sale. Securities which management has the intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost which is cost adjusted for amortization of premiums and accretion of discounts to maturity, or over the expected life in the case of mortgage-backed securities. Amortization and accretion are recorded using the interest method. Securities which may be sold before maturity are classified as available for sale and carried at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Gains and losses on the sale of securities are determined using the specific identification method.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of Significant Accounting Policies (Continued)**

Loans and allowance for loan losses

Loans are stated at their outstanding unpaid principal balance adjusted for deferred origination costs, deferred origination fees, and the allowance for loan losses.

Interest on loans is accrued based on the principal amounts outstanding. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method. The accrual of interest is discontinued when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. When the accrual of interest is discontinued, loans are reviewed for impairment. Past due status is based on contractual terms of the loan. All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest revenue.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes a loan is uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard, or special mention. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Premises and equipment

Premises and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives of three to ten years for furniture and equipment, ten to forty years for premises, and three years for software.

Foreclosed real estate

Real estate acquired through foreclosure is recorded at the lower of cost or fair value on the date acquired. In general, cost equals the Company's investment in the property at the time of foreclosure. Losses incurred at the time of acquisition of the property are charged to the allowance for loan losses. Subsequent reductions in the estimated value of the property are included in other operating expense.

Goodwill and intangible assets

The Company recorded goodwill of $273,000 and other intangible assets of approximately $550,000 as the result of the acquisition of the Insurance Subsidiary in 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies (Continued)

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Goodwill is not ratably amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Intangible assets that have finite lives are amortized over their estimated useful lives and are also subject to impairment testing. The Company's intangible assets have finite lives and are amortized on a straight-line basis over periods not exceeding 10 years.

Advertising

Advertising costs are expensed over the life of ad campaigns. General purpose advertising is charged to expense as incurred.

Income taxes

The provision for income taxes includes taxes payable for the current year and deferred income taxes. Deferred income taxes are provided for the temporary differences between financial and taxable income.

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Per share data

Basic earnings(loss) per share is calculated by dividing net income(loss) available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Diluted earnings(loss) per share is calculated by dividing net income(loss) by the weighted-average number of shares outstanding, adjusted for the dilutive effect of stock-based awards. There is no dilutive effect on the loss per share during loss periods. The weighted average number of shares outstanding were 779,512 for 2010 and 2009. There were no dilutive common stock equivalents outstanding in 2010 or 2009.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the balance sheet issuance date of December 31, 2010 through March 24, 2011 for items that should potentially be recognized or disclosed in these financial statements. No significant subsequent events were identified that would affect the presentation of the financial statements.

2. Cash and Due From Banks

The Bank normally carries balances with other banks that exceed the federally insured limit. The average balances carried in excess of the limit, including unsecured federal funds sold to the same banks, were $1,338,038 for 2010 and $5,766,770 for 2009.

Banks are required to carry noninterest-bearing cash reserves at specified percentages of deposit balances. The Bank's normal amount of cash on hand and on deposit with other banks is sufficient to satisfy the reserve requirements.

3. Investment Securities

Investment securities are summarized as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Available for sale				
U. S. government agency	$ 8,016,831	$ 18,949	$ -	$ 8,035,780
Held to maturity				
U. S. government agency	$ 3,505,278	$ 43,757	$ -	$ 3,549,035
Mortgage-backed securities	5,255	25	-	5,280
	$ 3,510,533	$ 43,782	$ -	$ 3,554,315
December 31, 2009				
Available for sale				
U. S. government agency	$ 3,020,741	$ 6,959	$ -	$ 3,027,700
Held to maturity				
U. S. government agency	$ 10,057,082	$ 248,790	$ -	$ 10,305,872
Mortgage-backed securities	6,294	3	13	6,284
	$ 10,063,376	$ 248,793	$ 13	$ 10,312,156

Contractual maturities and the amount of pledged securities are shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for sale		Held to maturity	
December 31, 2010	Amortized cost	Fair value	Amortized cost	Fair value
Maturing				
Within one year	$ 6,002,966	$ 6,018,760	$ 3,505,278	$ 3,549,035
Over one to five years	2,013,865	2,017,020	-	-
Mortgage-backed securities	-	-	5,255	5,280
	$ 8,016,831	$ 8,035,780	$ 3,510,533	$ 3,554,315
Pledged securities	$ 633,593	$ 637,127	$ 2,530,378	$ 2,562,778
December 31, 2009				
Maturing				
Within one year	$ 1,015,880	$ 1,017,300	$ 6,541,691	$ 6,663,095
Over one to five years	2,004,861	2,010,400	3,515,391	3,642,777
Mortgage-backed securities	-	-	6,294	6,284
	$ 3,020,741	$ 3,027,700	$ 10,063,376	$ 10,312,156
Pledged securities	$ -	$ -	$ 2,971,405	$ 3,068,439

Investments are pledged to secure the deposits of federal and local governments and as collateral for repurchase agreements.

As of December 31, 2010, there were no securities in an unrealized loss position.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses

Major classifications of loans as of December 31, are as follows:

	2010	2009
Real estate		
Residential	$ 75,206,074	$ 74,431,249
Commercial	89,617,135	86,004,530
Construction	13,403,765	12,670,414
Commercial	29,052,413	26,942,744
Consumer	5,588,830	6,593,515
	212,868,217	206,642,452
Deferred costs, net of deferred fees	84,448	102,590
Allowance for loan losses	(5,656,788)	(2,845,364)
	$ 207,295,877	$ 203,899,678

The rate repricing and maturity distribution of the loan portfolio is as follows:

	2010	2009
Within ninety days	$ 41,653,284	$ 74,605,756
Over ninety days to one year	96,362,940	56,604,647
Over one year to five years	74,464,702	74,652,660
Over five years	387,291	779,389
	$ 212,868,217	$ 206,642,452
Variable rate loans included in above	$ 51,208,677	$ 61,280,747

A table of the recorded investment in loans that were impaired and risk rated at December 31, 2010 follows:

Impaired and Risk Rated Loans at December 31, 2010

Description of Loans	Recorded Investment in Impaired Loans	Unpaid Principal Balance	Investment for which there is related ALLL	Investment for which there is no Related ALLL
Residential real estate	$2,172,811	$2,172,811	$1,092,458	$1,080,353
Commercial real estate	3,111,749	3,111,749	1,670,505	1,441,244
Other real estate	-	-	-	-
Construction and land development	5,795,448	5,795,448	5,169,481	625,967
Commercial loans	545,504	545,504	160,283	385,221
Consumer loans	-	-	-	-
Total impaired loans	$11,625,512	$11,625,512	$8,092,727	$3,532,785

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

The following table illustrates total impaired loans segmented by those with and without a related allowance as of December 31, 2010. Comparable information is not available for 2009.

Total Impaired Loans Segmented by With and Without a Related Allowance Recorded
December 31, 2010

Description of Loans	Recorded Investment in Impaired Loans	Current Loan Balance	Related Allowance	Interest Income Recognized	Average Balance
With Related Allowance recorded					
Residential real estate	$1,092,458	$1,092,458	$217,644	$16,091	$1,109,176
Commercial real estate	1,670,505	1,670,505	535,044	72,645	1,589,338
Other real estate	-	-	-	-	-
Construction and land	5,169,481	5,169,481	2,494,682	239,506	4,726,734
Commercial loans	160,283	160,283	46,126	1,511	138,065
Consumer loans	-	-	-	-	-
Total impaired loans	$8,092,727	$8,092,727	$3,293,496	$329,753	$7,563,313
With No Related Allowance					
Residential real estate	$1,080,353	$1,080,353	$ -	$33,360	$1,105,548
Commercial real estate	1,441,244	1,441,244	-	24,395	2,032,234
Other real estate	-	-	-	-	-
Construction and land	625,967	625,967	-	3,552	617,399
Commercial loans	385,221	385,221	-	-	385,221
Consumer loans	-	-	-	-	-
Total impaired loans	$3,532,785	$3,532,785	$ -	$61,307	$4,140,402
TOTAL					
Residential real estate	$2,172,811	$2,172,811	$217,644	$49,451	$2,214,724
Commercial real estate	3,111,749	3,111,749	535,044	97,040	3,621,572
Other real estate	-	-	-	-	-
Construction and land	5,795,448	5,795,448	2,494,682	243,058	5,344,133
Commercial loans	545,504	545,504	46,126	1,511	523,286
Consumer loans	-	-	-	-	-
Total impaired loans	$11,625,512	$11,625,512	$3,293,496	$391,060	$11,703,715

Transactions in the allowance for loan losses were as follows:

	2010	2009
Beginning balance	$ 2,845,364	$ 2,001,739
Provision charged to operations	4,910,000	1,726,000
Recoveries	19,677	55,167
	7,775,041	3,782,906
Loans charged off	2,118,253	937,542
Ending balance	$ 5,656,788	$ 2,845,364

The following table represents the allowance for loan losses and loan balances that are individually evaluated for impairment and loan balances collectively evaluated for possible impairment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

Allowance for Loan Losses and Loan Balances that are Individually and Collectively Evaluated for Possible Impairment
December 31, 2009

	Unallocated	Commercial	Residential Real Estate	Commercial Real Estate	Construction and land Development	Other Real Estate	Consumer	Overdraft	Total
Allowance for loan losses									
Beginning balance	$436,251	$319,710	$236,820	$473,639	$461,259	$ -	$74,060	$ -	$2,001,739
Charge-offs	-	(290,127)	(118,040)	(222,008)	(150,000)	-	(150,698)	(6,669)	(937,542)
Recoveries	-	47,501	3,207	-	-	-	2,498	1,961	55,167
Provision	(295,500)	650,965	798,145	391,799	(146,720)	2,782	319,277	5,252	1,726,000
Ending balance	$140,751	$728,049	$920,132	$643,430	$164,539	$2,782	$245,137	$544	$2,845,364
Ending balance allocated to:									
Loans individually evaluated for impairment	$ -	$154,200	$478,826	$587,189	$55,246	$ -	$1,612	$ -	$1,277,073
Loans collectively evaluated for impairment	140,751	573,849	441,306	56,241	109,293	2,782	243,525	544	1,568,291
	$140,751	$728,049	$920,132	$643,430	$164,539	$2,782	$245,137	$544	$2,845,364

Allowance for Loan Losses and Loan Balances that are Individually and Collectively Evaluated for Possible Impairment
December 31, 2010

	Unallocated	Commercial	Residential Real Estate	Commercial Real Estate	Construction and land Development	Other Real Estate	Consumer	Overdraft	Total
Allowance for loan losses									
Beginning balance	**$140,751**	**$728,049**	**$920,132**	**$643,430**	**$164,539**	**$2,782**	**$245,137**	**$544**	**$2,845,364**
Charge-offs	**-**	**(166,779)**	**(888,040)**	**(951,603)**	**(7,040)**	**-**	**(101,162)**	**(3,629)**	**(2,118,253)**
Recoveries	**-**	**2,660**	**374**	**-**	**-**	**-**	**15,113**	**1,530**	**19,677**
Provision	**(3,704)**	**112,183**	**774,262**	**1,433,024**	**2,622,649**	**(660)**	**(32,337)**	**4,583**	**4,910,000**
Ending balance	**$137,047**	**$676,113**	**$806,728**	**$1,124,851**	**$2,780,148**	**$2,122**	**$126,751**	**$3,028**	**$5,656,788**
Ending balance allocated to:									
Loans individually evaluated for impairment	**$ -**	**$46,126**	**$217,644**	**$535,044**	**$2,494,664**	**$ -**	**$ -**	**$ -**	**$3,293,478**
Loans collectively evaluated for impairment	**137,047**	**629,987**	**589,084**	**589,807**	**285,484**	**2,122**	**126,751**	**3,028**	**2,363,310**
	$137,047	**$676,113**	**$806,728**	**$1,124,851**	**$2,780,148**	**$2,122**	**$126,751**	**$3,028**	**$5,656,788**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

Credit Quality Indicators. As part of the on-going monitoring of the quality of the Bank's loan portfolio, management tracks certain credit quality indicators

The Bank does credit-score all loans. Loans are risk rated on the scale below:

Grade 1 through 4 – These grades include "pass grade" loans to borrowers of acceptable credit quality and risk.

Grade 5 – This grade includes loans that are on Management's "watch list" and is intended to be utilized on a temporary basis for pass grade borrowers where a significant risk-modifying action is anticipated in the near future

Grade 6 – This grade is for "Other Assets Especially Mentioned" or "Special Mention" in accordance with regulatory guidelines. This grade is intended to be temporary and includes loans to borrowers whose credit quality has clearly deteriorated and are at risk of further decline unless active measures are taken to correct the situation. This grade may include loans not fully secured where a specific valuation allowance may be necessary.

Grade 7 through 9 – This grade includes "Substandard" loans, in accordance with regulatory guidelines, for which accrual of interest may have stopped. This grade includes loans where loans are past due or not fully secured where a specific valuation allowance may be necessary.

The following table illustrates classified loans by class. Classified loans included loans in Risk Grades 5, 6, and 7 through 9.

December 31, 2010	**Pass Watch**	**Special Mention**	**Substandard**	**Total**
Commercial	**$159,817**	**$39,722**	**$2,673,725**	**$2,873,264**
Residential real estate	**1,975,178**	**-**	**4,448,109**	**6,423,287**
Commercial real estate	**3,255,868**	**1,833,303**	**4,834,487**	**9,923,658**
Construction and land development	**301,009**	**-**	**10,012,172**	**10,313,181**
Other real estate	**-**	**-**	**43,646**	**43,646**
Consumer	**11,695**	**-**	**10,417**	**22,112**
	$5,703,567	**$1,873,025**	**$22,022,556**	**$29,599,148**

ARTICLE I December 31, 2009	Pass Watch	Special Mention	Substandard	Total
Commercial	$358	$146,734	$633,409	$780,501
Residential real estate	456,663	-	1,666,490	2,123,153
Commercial real estate	221,841	1,135,962	4,656,472	6,014,275
Construction and land development	-	97,969	248,007	345,976
Other real estate	-	-	-	-
Consumer	16,654.	-	15,091	31,745
	$695,516	$1,380,665	$7,219,469	$9,295,650

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

The following table analyzes the age of past due loans for the years ended December 31, 2010 and 2009.

December 31, 2010	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans 90 Days and Accruing
Residential real estate	$1,452,435	$1,258,246	$4,506,064	$7,216,745	$66,889,312	$75,206,074	$2,008,168
Commercial real estate	980,023	467,285	3,216,515	$4,663,823	61,220,621	65,357,188	2,120,564
Other real estate	-	-	1,130,824	$1,130,824	20,591,492	24,259,947	1,130,824
Construction and land development	-	-	2,180,150	$2,180,150	11,257,156	13,403,765	1,022,686
Commercial loans	54,262	28,545	594,022	$676,829	25,798,539	29,052,413	19,838
Consumer loans	122,969	25,878	66,563	$215,410	6,337,300	5,588,830	66,563
Total	$2,609,689	$1,779,954	$11,694,138	$16,083,781	$192,094,420	$212,868,217	$6,368,643

December 31, 2009	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans 90 Days and Accruing
Residential real estate	$1,527,173	$2,220,446	$3,794,318	$7,541,937	$66,889,312	$74,431,249	$2,962,686
Commercial real estate	236,678	371,972	3,583,767	4,192,417	67,902,342	72,094,759	3,092,799
Other real estate	-	-	-	-	20,591,492	20,591,492	-
Construction and land development	312,251	525,000	576,007	1,413,258	4,575,434	5,988,692	-
Commercial loans	342,909	147,698	653,599	1,144,206	25,798,539	26,942,745	168,020
Consumer loans	209,214	22,730	24,271	256,215	6,337,300	6,593,515	24,271
Total	$2,628,225	$3,287,846	$8,631,962	$14,548,033	$192,094,419	$206,642,452	$6,247,776

Loans on which the accrual of interest has been discontinued or reduced, and the interest that would have been accrued at December 31, are as follows:

	2010	2009
Residential real estate	$2,497,896	$831,632
Commercial real estate	1,095,951	490,968
Other real estate	-	-
Construction and land development	1,157,464	576,007
Commercial loans	574,184	485,579
Consumer loans	-	-
Total	$5,325,495	$2,384,186
Interest not accrued on nonaccrual loans	$644,566	$289,779

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Loans and Allowance for Loan Losses (Continued)

As of December 31, 2010, the Bank had classified $5,076,619 of loans as troubled debt restructurings. ("TDRs") Under a TDR, interest rates may be reduced to current market rates or principal reductions may be deferred for a set period of time. For each of the current TDRs, the customer is expected to pay the full principal balance owed.

Outstanding loan commitments, unused lines of credit, and letters of credit as of December 31, are as follows:

	2010	2009
Check loan lines of credit	**$ 468,621**	$ 502,887
Mortgage lines of credit	**6,727,480**	11,202,534
Other lines of credit	**10,964,947**	16,776,329
Undisbursed construction loan commitments	**2,240,747**	933,503
	$ 20,401,795	$ 29,415,253

Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Loan commitments generally have interest rates fixed at current market rates, fixed expiration dates, and may require payment of a fee. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time.

Letters of credit are commitments issued to guarantee the performance of a customer to a third party.

Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. The Bank's exposure to credit loss in the event of nonperformance by the borrower is represented by the contract amount of the commitment. Management is not aware of any fact that could cause the Bank to incur an accounting loss as a result of funding these commitments.

The Company lends to customers located primarily in and near Kent County, Queen Anne's County, and Cecil County, Maryland. Although the loan portfolio is diversified, its performance will be influenced by the economy of the region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Premises and Equipment

A summary of premises and equipment and related depreciation expense as of December 31, is as follows:

	2010	2009
Land	$ 2,432,279	$ 2,432,279
Premises	5,054,037	5,015,237
Furniture and equipment	3,067,445	2,901,349
	10,553,761	10,348,865
Accumulated depreciation	4,163,980	3,827,361
Net premises and equipment	$ 6,389,781	$ 6,521,504
Depreciation expense	$ 344,882	$ 339,779

Computer software included in other assets and the related amortization are as follows:

	2010	2009
Cost	$ 110,296	$ 88,412
Accumulated amortization	83,545	74,000
Net computer software	$ 26,751	$ 14,412
Amortization expense	$ 9,545	$ 3,715

6. Other Time Deposits

Maturities of other time deposits as of December 31, are as follows:

	2010	2009
Within one year	$ 23,900,138	$ 19,339,251
Over one to two years	7,896,616	19,153,090
Over two to three years	23,404,265	7,506,085
Over three to four years	22,925,801	22,161,944
Over four to five years	19,388,381	26,161,222
Over five years	589,375	247,658
	$ 98,104,576	$ 94,569,250

Included in other time deposits are certificates of deposit in amounts of $100,000 or more of $34,917,217 and $33,756,946 as of December 31, 2010 and 2009, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements represent borrowings from customers. The government agency securities that are the collateral for these agreements are owned by the Bank and maintained in the custody of an unaffiliated bank. Additional information is as follows:

	2010	2009
Maximum month-end amount outstanding	$ 7,956,138	$ 12,929,966
Average amount outstanding	2,324,268	8,918,437
Average rate paid during the year	1.76%	0.78%
Investment securities underlying agreements at year-end		
Book value	2,354,950	2,461,938
Fair value	2,339,598	2,533,874

8. Intangibles and Goodwill

The Company recorded a $550,000 intangible asset and $272,932 in goodwill in connection with the Insurance Subsidiary acquisition in 2007. The intangible asset is fully amortizable straight-line over 10 years for financial statement purposes and 15 years for income tax purposes. Goodwill is not amortized, but is annually evaluated for impairment.

In addition, the Insurance Subsidiary acquired a local insurance agency recording a $25,344 intangible asset fully amortizable over 2 years. No goodwill was recorded in connection with this transaction that occurred in 2009.

Information relating to goodwill and intangible assets at December 31, 2010 is as follows:

	Balance
Goodwill	$272,932
Intangible assets	575,344
Accumulated amortization	(244,288)
Goodwill and intangible assets, net	$603,988
Amortization expense recognized in 2010	$67,672
Estimated amortization expense:	
2011	$56,056
2012	55,000
2013	55,000
2014	55,000
2015	55,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Notes Payable and Lines of Credit

The Bank may borrow up to approximately 30% of total assets from the Federal Home Loan Bank (the "FHLB") through any combination of notes or line of credit advances. Both the notes payable and the line of credit are secured by a floating lien on all of the Bank's real estate mortgage loans. As of December 31, 2010, the Bank had $15,729,310 of mortgage loans available to pledge as collateral to the FHLB. The Bank was required to purchase shares of capital stock in the FHLB as a condition to obtaining the line of credit.

The Bank's borrowings from the Federal Home Loan Bank as of December 31, 2010 and 2009, are summarized as follows:

Maturity date	Interest rate	**2010 Balance**	2009 Balance
January 25, 2010	5.29%	$ -	$ 2,000,000
March 22, 2010	4.04%	-	2,000,000
April 2, 2010	5.02%	-	2,000,000
June 22, 2010	5.59%	-	1,000,000
June 27, 2010	1.56%	-	1,000,000
September 17, 2010	1.72%	-	1,000,000
March 17, 2011	2.12%	**1,000,000**	1,000,000
March 28, 2011	2.00%	**1,000,000**	1,000,000
July 22, 2011	1.48%	**1,000,000**	1,000,000
October 11, 2011	1.32%	**1,000,000**	1,000,000
March 9, 2012	4.29%	-	2,000,000
March 27, 2012	2.43%	**1,000,000**	1,000,000
April 2, 2012	1.26%	**1,000,000**	-
June 9, 2012	2.19%	**1,000,000**	1,000,000
October 9, 2012	1.94%	**1,000,000**	1,000,000
October 22, 2012	1.53%	**1,000,000**	-
April 2, 2013	1.93%	**1,000,000**	-
April 22, 2013	1.85%	**1,000,000**	-
June 24, 2013	1.60%	**1,000,000**	-
October 27, 2014	2.55%	**2,000,000**	
January 26, 2017	4.36%	**5,000,000**	5,000,000
August 2, 2017	4.34%	**5,000,000**	5,000,000
		$ 24,000,000	$ 28,000,000

The outstanding advances require interest payments monthly or quarterly with principal due at maturity.

In addition to the line from the FHLB, the Bank has lines of credit of $13,650,000 in unsecured overnight federal funds and $5,500,000 in secured overnight federal funds at December 31, 2010. As of December 31, 2010, the Bank had not borrowed under these federal funds lines of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Income Taxes

The components of income tax expense (benefit) are as follows:

	2010	2009
Current		
Federal	$ 671,320	$ 1,200,370
State	145,643	266,167
	816,963	1,466,537
Deferred	(1,185,153)	(388,710)
	$ (368,190)	$ 1,077,827

The components of the deferred income tax expense (benefit) are as follows:

Provision for loan losses and bad debts	$ (983,487)	$ (292,569)
Prepaid pension costs	(24,954)	(8,257)
Depreciation and amortization	(4,417)	(6,349)
Discount accretion	(21,835)	(17,552)
Nonaccrual interest	(142,741)	(23,757)
Deferred compensation	(7,072)	(6,990)
Write-down of foreclosed real estate	(647)	(33,236)
	$ (1,185,153)	$ (388,710)

The components of the net deferred income tax asset are as follows:

Deferred income tax assets		
Allowance for loan losses and bad debt reserve	$ 1,937,899	$ 914,469
Deferred compensation	193,907	186,835
Pension liability	142,891	252,798
Nonaccrual interest	254,249	111,507
Foreclosed real estate valuation allowance	43,744	43,097
	2,572,690	1,508,706
Deferred income tax liabilities		
Depreciation and amortization	193,925	198,397
Discount accretion	3,443	29,326
Unrealized gain on investment securities available for sale	7,475	3,372
	204,843	231,095
Net deferred income tax asset	$ 2,367,847	$ 1,277,611

A reconciliation of the provisions for income taxes from statutory federal rates to effective rates follows:

Tax at statutory federal income tax rate	34.0 %	34.0 %
Tax effect of		
Tax-exempt income	9.0	(1.6)
State income taxes, net of federal benefit	4.1	4.1
Other, net	2.5	(0.2)
	49.6 %	36.3 %

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Profit Sharing Plan

The Company has a profit sharing plan qualifying under section 401(k) of the Internal Revenue Code that covers all of the Company's employees with one year of service who have attained age 21. The Company matches 15% of employee contributions to the Plan, up to a maximum of 2% of pay. The Company may make discretionary contributions to the Plan in amounts approved by its Board of Directors. Plan expenses, included in employee benefits expense for 2010 and 2009, were $9,422 and $8,337, respectively.

12. Pension

The Bank has a defined benefit pension plan covering substantially all of the employees of the Bank. Benefits are based on years of service and the employee's highest average rate of earnings for five consecutive years during the final ten full years before retirement. The Bank's funding policy is to contribute annually the maximum amount that can be deducted for income tax purposes, determined using the projected unit credit cost method.

The following table sets forth the financial status of the plan at December 31:

	2010	2009
Change in plan assets		
Fair value of plan assets at beginning of year	**$ 2,618,274**	$ 2,567,432
Actual return on plan assets	**86,123**	85,787
Employer contribution	**136,351**	136,351
Benefits paid	**(213,220)**	(171,296)
Fair value of plan assets at end of year	**2,627,528**	2,618,274
Change in benefit obligation		
Projected benefit obligation at beginning of year	**3,364,118**	3,187,386
Service cost	**100,334**	171,013
Interest cost	**205,566**	193,859
Benefits paid	**(213,220)**	(171,296)
Actuarial loss (gain)	**(467,609)**	(16,844)
Projected benefit obligation at end of year	**2,989,189**	3,364,118
Funded status	**(361,661)**	(745,844)
Unamortized prior service cost	**(1,382)**	(2,759)
Unrecognized net loss	**702,180**	1,150,845
Prepaid pension expense included in other assets	**$ 339,137**	$ 402,242
Accumulated benefit obligation	**$ 2,036,621**	$ 2,571,973

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Pension (Continued)

Net pension expense includes the following components:

	2010	2009
Service cost	$ 100,334	$ 171,013
Interest cost	205,566	193,859
Expected return on assets	(150,155)	(146,622)
Amortization of prior service cost	(1,377)	(1,377)
Amortization of loss	45,246	46,360
Net pension expense	$ 199,614	$ 263,233

Assumptions used in the accounting for net pension expense were:

	2010	2009
Discount rates	6.25%	6.25%
Rate of increase in compensation level	5.00%	5.00%
Long-term rate of return on assets	5.75%	5.75%

The Bank intends to contribute approximately $125,000 to the Plan in 2011.

Projected benefits expected to be paid from the Plan are as follows:

Year	Amount
2011	$42,000
2012	$46,000
2013	$103,000
1014	$103,000
2015	$110,000
2016-2020	$786,000

The long-term rate of return on assets assumption considers the current earnings on assets of the Plan as well as the effects of asset diversification. The Plan's investment strategy is to earn a reasonable return while safeguarding the benefits promised to employees. All assets of the Plan are invested in deposit accounts at the Bank.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. Other Operating Expenses

Other operating expenses consist of the following:

	2010	2009
Data processing and correspondent fees	$ 681,718	$ 548,133
Directors' fees	146,348	149,181
Professional fees	130,933	122,684
Advertising	59,532	60,464
Postage	110,799	92,573
Public relations and contributions	68,188	48,398
Office supplies	96,054	122,920
Printing and stationery	14,905	17,044
Telephone	43,747	41,889
Regulatory assessments	332,308	416,913
Loan product costs	13,825	14,637
Forclosed real estate expense	135,192	88,549
Insurance	37,687	27,001
Other	489,489	433,162
	$ 2,360,725	$ 2,183,548

14. Related Party Transactions

In the normal course of banking business, loans are made to senior officers and directors of the Company as well as to companies and individuals affiliated with those officers and directors. The terms of these transactions are substantially the same as the terms provided to other borrowers entering into similar loan transactions. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory lending limitations, and do not involve more than normal credit risk.

A summary of these loans is as follows:

	2010	2009
Beginning loan balances	$ 5,251,105	$ 6,665,231
Advances	4,115,395	3,527,233
Repayments	(4,275,123)	(4,868,368)
Change in related parties	(2,649)	(72,991)
Ending loan balances	$ 5,088,728	$ 5,251,105

In addition to the outstanding balances listed above, the officers and directors and their related interests have $3,168,081 in unused loans committed but not funded as of December 31, 2010.

A director is a partner in a law firm that provides services to the Company. Payments of $ 20,047 and $11,000 were made to that firm during 2010 and 2009.

Deposits from senior officers and directors and their related interests were $2,752,485 as of December 31, 2010 and $2,434,699 as of December 31, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Capital Standards

The Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation have adopted risk-based capital standards for banking organizations. These standards require ratios of capital to assets for minimum capital adequacy and to be classified as well capitalized under prompt corrective action provisions. The table below sets forth the capital ratios of the Bank as of December 31, 2010 and 2009. Because Peoples Bancorp, Inc.'s only asset other than its equity interest in the Bank and the Insurance Subsidiary is a small amount of cash, its capital ratios do not differ materially from those of the Bank.

	Actual		Minimum capital adequacy		To be well capitalized	
(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2010						
Total capital (to risk-weighted assets)	**$ 28,651**	**14.3%**	**$ 16,050**	**8.0%**	**$ 20,062**	**10.0%**
Tier 1 capital (to risk-weighted assets)	**$ 26,104**	**13.0%**	**$ 8,025**	**4.0%**	**$ 12,037**	**6.0%**
Tier 1 capital (to average fourth quarter assets)	**$ 26,104**	**10.5%**	**$ 9,934**	**4.0%**	**$ 12,418**	**5.0%**
December 31, 2009						
Total capital (to risk-weighted assets)	$ 30,361	15.1%	$ 16,051	8.0%	$ 20,063	10.0%
Tier 1 capital (to risk-weighted assets)	$ 27,849	13.9%	$ 8,025	4.0%	$ 12,038	6.0%
Tier 1 capital (to average fourth quarter assets)	$ 27,849	11.0%	$ 10,135	4.0%	$ 12,669	5.0%

Tier 1 capital consists of common stock, additional paid on capital, and undivided profits. Total capital includes a limited amount of the allowance for loan losses. In calculating risk-weighted assets, specified risk percentages are applied to each category of asset and off-balance sheet items.

Failure to meet the capital requirements could affect the Bank's ability to pay dividends and accept deposits and may significantly affect the operations of the Bank.

In the most recent regulatory report, the Bank was categorized as well capitalized under the prompt corrective action regulations. Management knows of no events or conditions that should change this classification.

16. Foreclosed Real Estate

Activity in foreclosed real estate is as follows:

	2010	2009
Beginning of year balance	$1,335,000	$1,407,000
Additions	398,600	110,000
Write downs	(50,000)	(45,000)
Proceeds from sales	(428,485)	(166,365)
Gain (loss) on sales	(53,515)	29,365
End of year balance	$1,201,600	$1,335,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Fair Value Measures

The fair value of an asset or a liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. FASB ASC valuation techniques include the assumptions that market participants would use in pricing an asset or a liability. FASB ASC Topic 820 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

- *Level 1 inputs* — Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

- *Level 2 inputs* — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates. volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- *Level 3 inputs* — Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the issuer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although management believes the Company's valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and, therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein. Transfers between levels of the fair value hierarchy are recognized on the actual date of the event or circumstance that caused the transfer, which generally coincides with the Company's monthly and quarterly valuation process.

The Company measures securities available for sale at fair value on a recurring basis. The following table summarizes securities available for sale measured at fair value on a recurring basis as of December 31, 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value.

Available for Sale	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
U. S. Government Agency Securities	$8,035,780	$8,035,780	$ -	$ -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Fair Value Measures (Continued)

The Company's foreclosed real estate is measured at fair value on a nonrecurring basis, which means that the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of reduced property value). Foreclosed real estate measured at fair value on a non-recurring basis during the twelve months ended December 31, 2010 and 2009 is reported at the fair value of the underlying collateral, assuming that the sale prices of the properties will be their current appraised values. Appraised values are estimated using Level 2 inputs based on observable market data and current property tax assessments. Foreclosed real estate measured at fair value on a nonrecurring basis during the twelve months ended December 31, 2010 is as follows.

	Total	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Foreclosed real estate	$1,201,600	$ -	$1,201,600	$ -

FASB ASC Topic 825 requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or nonrecurring basis.

The Company does not measure the fair value of any of its other financial assets or liabilities on a recurring or nonrecurring basis. The fair value of financial instruments equals the carrying value of the instruments except as noted.

	December 31,			
	2010		2009	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets				
Cash and due from banks	**$ 10,378,485**	**$ 10,378,485**	$ 15,988,739	$ 15,988,739
Federal funds sold	**1,016,000**	**1,016,000**	7,015,811	7,015,811
Investment securities (total)	**11,546,313**	**11,590,095**	13,091,076	13,339,856
Federal Home Loan Bank and CBB Financial Corp. stock	**2,151,600**	**2,151,600**	2,401,200	2,401,200
Loans, net	**207,295,877**	**208,116,545**	203,899,678	204,083,903
Accrued interest receivable	**1,306,708**	**1,360,708**	1,450,155	1,450,155
Financial liabilities				
Noninterest-bearing deposits	**$ 35,219,753**	**$ 35,219,753**	$ 36,951,197	$ 36,951,197
Interest-bearing deposits	**154,420,977**	**157,626,964**	156,299,711	160,895,134
Short-term borrowings	**2,754,321**	**2,754,321**	2,917,339	2,917,339
Federal Home Loan Bank advances	**24,000,000**	**25,230,768**	28,000,000	28,457,862
Accrued interest payable	**414,758**	**414,758**	439,410	439,410

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The fair value of fixed-rate loans is estimated to be the present value of scheduled payments discounted using interest rates currently in effect. The fair value of variable-rate loans, including loans with a demand feature, is estimated to equal the carrying amount. The valuation of loans is adjusted for possible loan losses.

The fair value of interest-bearing checking, savings, and money market deposit accounts is equal to the carrying amount. The fair value of fixed-maturity time deposits and borrowings is estimated based on interest rates currently offered for deposits and borrowings of similar remaining maturities.

It is not practicable to estimate the fair value of outstanding loan commitments, unused lines of credit, and letters of credit.

18. Parent Company Financial Information

The balance sheets, statements of income, and statements of cash flows for Peoples Bancorp, Inc. (Parent Only) follow:

Balance Sheets	December 31, 2010	December 31, 2009
Assets		
Cash	$ 306,690	$ 307,239
Investment in bank subsidiary	25,690,671	27,157,172
Investment in insurance agency subsidiary	1,399,805	1,434,757
Income tax refund receivable	4,839	7,395
Total assets	$ 27,402,005	$ 28,906,563
Liabilities and Stockholders' Equity		
Other liabilities	$ 9,841	$ 16,815
Stockholders' equity		
Common stock	7,795,120	7,795,120
Additional paid-in capital	2,920,866	2,920,866
Retained earnings	17,088,741	18,865,399
Accumulated other comprehensive income (loss)	(412,563)	(691,637)
Total stockholders' equity	27,392,164	28,889,748
Total liabilities and stockholders' equity	$ 27,402,005	$ 28,906,563

Statements of Income	Years Ended December 31, 2010	Years Ended December 31, 2009
Interest revenue	$ 3,626	$ 5,482
Dividends from bank subsidiary	1,413,122	1,405,326
Equity in undistributed income of insurance agency subsidiary	165,047	233,490
Equity in undistributed income of bank subsidiary	(1,945,573)	265,468
	(363,778)	1,909,766
Expenses		
Professional fees	8,000	21,750
Other	4,915	5,483
	12,915	27,233
Income before income taxes	(376,693)	1,882,533
Income tax expense (benefit)	(3,158)	(7,395)
Net income (loss)	$ (373,535)	$ 1,889,928

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. Parent Company Financial Information (Continued)

Statements of Cash Flows	Years Ended December 31, 2010	2009
Cash flows from operating activities		
Interest and dividends received	$ 1,416,748	$ 1,410,808
Income taxes refunded	5,714	5,979
Cash paid for operating expenses	(19,889)	(22,531)
	1,402,573	1,394,256
Cash flows from financing activities		
Dividends paid	(1,403,122)	(1,395,326)
Net increase (decrease) in cash	1,402,573	1,394,256
Cash at beginning of year	307,239	308,309
Cash at end of year	$ 1,709,812	$ 1,702,565
Reconciliation of net income to net cash provided by operating activities		
Net income	$ (373,535)	$ 1,889,928
Adjustments to reconcile net income to net cash provided by operating activities		
Undistributed net income of subsidiaries	1,780,526	(498,958)
Increase (decrease) in other liabilities	(6,974)	4,702
(Increase) decrease in income tax refund receivable	2,556	(1,416)
	$ 1,402,573	$ 1,394,256

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. Quarterly Results of Operations (Unaudited)

(in thousands) except per share information	Three Months Ended December 31,	September 30,	June 30,	March 31,
2010				
Interest revenue	**$ 3,279**	**$ 3,048**	**$ 3,157**	**$ 3,330**
Interest expense	**912**	**936**	**944**	**985**
Net interest income	**2,367**	**2,112**	**2,213**	**2,345**
Provision for loan losses	**2,925**	**485**	**1,025**	**475**
Net income (loss)	**(995)**	**288**	**(68)**	**401**
Comprehensive income (loss)	**(727)**	**292**	**(59)**	**400**
Earnings (loss) per share	**($1.28)**	**$0.38**	**($0.09)**	**$0.51**
2009				
Interest revenue	$ 3,342	$ 3,440	$ 3,527	$ 3,597
Interest expense	1,082	1,156	1,177	1,192
Net interest income	2,260	2,284	2,350	2,405
Provision for loan losses	555	316	425	430
Net income	395	470	382	643
Comprehensive income	393	462	368	619
Earnings per share	$0.50	$0.60	$0.49	$0.83

ROWLES & Company, LLP
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Peoples Bancorp, Inc.
Chestertown, Maryland

We have audited the accompanying consolidated balance sheets of Peoples Bancorp, Inc. and Subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peoples Bancorp, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the results of their operations and theirs cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowles & Company, LLP

Baltimore, Maryland
March 24, 2011

101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

NOTES

100 YEARS
OF
INDEPENDENT COMMUNITY BANKING

MEMBER F.D.I.C.

100 Spring Avenue
PO Box 210
Chestertown, MD 21620-0210
410.778.3500 FAX #410.778.2089
Email: main@pbkc.com
Website: www.pbkc.com

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